MCLAUGHLIN & STERN, LLP


                               STEVEN W. SCHUSTER
                                     Partner
                          Direct Phone: (212) 448-6216
                           Direct Fax: (800) 203-1556
                     E-Mail: sschuster@mclaughlinstern.com


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                                                    March 8, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Washington, D.C. 20549
Attn:  Tia Jenkins, Senior Assistant Chief Accountant


         RE:      FILE NO. 000-30115


Dear Tia:

         We are writing on behalf of our client, HanKersen International Corp. (formerly Kushi Natural Foods Corp.) and its subsidiaries (the "Company") in connection with the filing of (i) amendment 2 to Form 8-K originally filed on August 10, 2005, (ii) amendment 2 to the 10QSB for the period ended September 30, 2005 and (iii) Form 8-K for Item 4.02 relating to the restatement of certain financial statements of the Company. This letter contains our responses to your comment letter dated February 9, 2006.

         1. The Form 8-K filed on August 10, 2005, as amended on January 19, 2006 included audited consolidated financial statements for the years ended December 31, 2004 and 2003 and unaudited consolidated statements for the three months ended March 31, 2005 of Hanxin (Cork) International Holding Co., Ltd. and Subsidiary. Upon re-audit by Most & Company, LLP, the Company realized that it inadvertently filed financial statements for the year ended December 31, 2004 that contained certain erroneous information. The correct statements do not include any "Patent Rights" and therefore these rights were not written off in the interim period ending March 31, 2005.

         The account "Patent Rights" included in the original financial statements filed on August 10, 2005, as amended, consisted of two separate transactions. In July 2002, a 10% stockholder contributed his patent, which was valued in the financials filed with the original Form 8-K on August 10, 2005 as $1,208,080. The second transaction occurred in December 2004 when the same stockholder sold a second Patent for $1,208,080 to the Company. The total value of these two patents net of accumulated amortization was incorrectly stated as the asset "Patent Rights" for $2,023,535 on the original Form 8-K filing. The correct financial statements did not have this amount since the Company recorded the patent rights at the stockholder's historical cost basis, which was $0.

         Accordingly, the initial patent contribution was reclassified as a reduction of opening Additional Paid-in Capital and the second transaction for the purchase by the Company for $1,208,080 was treated as a capital distribution.

         2. a. The financial statements now include prominent disclosure that they have been restated.

            b. Explanatory footnote 13 has been added and now describes and quantifies the revisions as contemplated by paragraph 37 of APB
               20.

            c. The audit report has been revised to disclose that the financial statements have been restated and also references the footnote.

         3. Though the patent purchase agreement was dated March 14, 2004, the transactions contemplated thereby (including payment) were not finalized until December 28, 2004. Footnote 7 has been revised accordingly.

         4. The minority interest of $241,616 on the June 30, 2005 balance sheet is included in the minority interest on the balance sheet at June 30, 2005 of $1,209,887. This number rolled forward from December 31, 2004 is as follows:

            Balance at December 31, 2004
              as restated                                        $  832,109

            Minority interest in the income of
              subsidiaries for the six months
              ended June 30, 2005                                   136,162

            Minority interest in the subsidiary
            Xian Hanxin Technology Co., Ltd.
                      formed in June 30, 2005                       241,616
                                                                 ----------

            Balance at June 30, 2005
              as restated                                        $1,209,887
                                                                 ==========

         5. The financial statements for quarter ended September 30, 2005 have been revised Accordingly and a further amended Form 10QSB for the period has been filed.

         6. A Form 8-K for Item 4.02 in connection with the restatement of the financial statements is being filed concurrently with this second amendment to Form 8-K.

         Thank you for your prompt consideration of our response.

                                                        Yours truly

                                                        /s/ Steven W. Schuster
                                                        ----------------------
                                                        Steven W. Schuster